EXHIBIT 99.2

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JULY 31, 2010 Page 1

The following discussion and analysis of the operations, results and financial position of Coral Gold Resources Ltd. (the “Company” or “Coral”) should be read in conjunction with the Company’s unaudited interim financial statements for the six months ended July 31, 2010 and the audited financial statements for the year ended January 31, 2010.

This Management Discussion and Analysis (“MD&A”) is dated September 24, 2010 and discloses specified information up to that date. Coral is classified as a “venture issuer” for the purposes of National Instrument 51-102. The Company’s financial statements are prepared in accordance with generally accepted accounting principles in Canada. Unless otherwise cited, references to dollar amounts are Canadian dollars.

Throughout this report we refer to “Coral”, the “Company”, “we”, “us”, “our” or “its”. All these terms are used in respect of Coral Gold Resources Ltd. We recommend that readers consult the “Cautionary Statement” on the last page of this report. Additional information relating to the Company is available on SEDAR at www.sedar.com.

Business Overview

The Company’s principal business activities are the acquisition, exploration and development of mineral properties. The Company’s mining claims are located in the states of Nevada and California in the United States. The Company’s present principal exploration activities have been focused on the Robertson mining claims located in Crescent Valley, Nevada. The Company is a reporting issuer in British Columbia, Alberta and Ontario, a foreign issuer with the Securities & Exchange Commission and trades on the TSX Venture Exchange under the symbol CLH, on the OTCBB under the symbol CLHRF and on the Berlin & Frankfurt Stock Exchanges under the symbol GV8.

Overall Performance

The following is a summary of significant events and transactions during the period ended July 31, 2010 to the date of this MD&A:

Robertson Property, Nevada

Core Area

Robertson is located along the Cortez Gold trend of north-central Nevada and adjoins Barrick’s Pipeline mine.

In October 2009, Coral received the revised resources for the Robertson Property from Beacon Hill Consultants Ltd. (“Beacon Hill”) utilizing lower cut-off grades to reflect the positive movement in the price of gold over the last three years. These revised values are based on the NI 43-101 Technical Report titled Mineral Resource Estimate for the Robertson Property, Lander County, Nevada prepared by Beacon Hill of Vancouver, British Columbia as announced in the Company’s press release dated February 11, 2008. The original estimate was based on a gold price of US$600 per ounce which was a conservative estimate of gold prices in 2007, and which estimated the inferred gold resources for the Robertson property at over 2.3 million ounces of gold. Gold prices over the last three years have been significantly higher than US$600.  Based on more reasonable gold prices and to reflect on the rolling average for the preceding three years, it was decided that a price of US$850 per ounce should be used at this time to more accurately represent the value of the resources that may be expected to be extracted at this time. Based on this lower gold cut-off value of 0.0106, the gold resource at Robertson increases to 3.4 million ounces, which is a 47% increase from the previously reported figure.  It should be noted that changes in operating costs may change this figure.  No work has been done to reflect and change in operating costs as estimated in the Beacon Hill study on which the cut-off grade calculation was based.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JULY 31, 2010 Page 2

The zones included in the Beacon Hill estimate are located within the Robertson’s Core area. The Company’s other claim blocks, including Norma Sass, Lander Ranch, Ruf, Blue Nugget and the Excluded claims (joint ventured with Barrick Cortez Gold Mines), were not part of the estimate.

Beacon Hill reported the following updated resource estimate using 0.0106 Au opt cut-off:

Zone	Tons	Ounces per Ton	Ounces of Au
Distal	13,310,451	0.0287	382,010
39A	38,945,698	0.0228	887,962
South Zone	9,993,853	0.0209	208,872
Outside	5,422,131	0.0156	84,585
Gold Pan Oxide	12,566,599	0.02	251,332
Altenburg Hill Oxide	12,873,976	0.0152	195,684
Porphyry Oxide	39,049,182	0.0167	652,121
Gold Pan Sulphide	32,524,592	0.0154	500,879
Altenburg Hill Sulphide	1,701,844	0.014	23,826
Porphyry Sulphide	12,535,861	0.0158	198,067

TOTAL	178,924,188	0.0189	3,381,667

In February 2010, the Company announced its 2010 Work Plan and Budget.  The US$1.5 million program is aimed at advancing the Robertson Property towards a Preliminary Economic Assessment Report. The Company will focus on upgrading near-surface oxide resources in the Gold Pan, Altenburg Hill and Porphyry Deposits to the measured and indicated categories. All three deposits are located within the property’s 100%-owned Core Claims area.

The work program consists of 36 core holes and 22 Reverse Circulation (“RC”) holes on the Gold Pan, Porphyry, Altenburg Hill and Triplet Gulch Zones at the company’s Robertson Property in Crescent Valley, Nevada

In April 2010, SRK Consulting (US) Inc., environmental compliance and permitting consultants, submitted an amended Plan of Operations (“PoO”) to the U.S. Bureau of Land Management (“BLM”) and the Nevada Department of Environmental Protection (“NDEP”).

In June 2010, Coral withdraw its original application (The 2010 amendment to the Robertson Plan of Operations) for drilling when the Bureau of Land Management indicated the Environmental Assessment of the Robertson property needed upgrading. Coral immediately instructed SRK consulting to commence new environmental studies and various field programs such as investigation of endangered species habitats.  Drilling at Triplet Gulch was already permitted under the 2007 Amendment of Operations.  Drill pads had already been built.  The 12 hole program was therefore drilled between June 1st and June 22.  Results above 0.02 oz/ton gold from holes CR10-1 through CR10-12 are as follows:

Hole	Depth from to ft	Au (ppb)	Au (oz/ton)
CR10-1	0 – 10	788	0.0234
CR10-2	135 – 140	789	0.0230
	215 – 245	1,180	0.0337
(includes	235 – 240	4,630	0.135 )
	360 – 370	1505	0.0437
	460 – 465	1020	0.0298

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JULY 31, 2010 Page 3

Hole	Depth from to ft	Au (ppb)	Au (oz/ton)
CR10-3	20 – 25	733	0.0214
	285 – 295	1,117	0.0325
	490 – 495	350	0.0102
	515 – 535	1,385	0.0404

CR10-4	10 – 15	1,430	0.0417
	320 – 330	745	0.0217
	580 – 600	881	0.0258

CR10-5	105 – 110	970	0.0283
	480 – 485	713	0.0208
	585 – 595	872	0.0254

CR10-7	80 - 85	1630	0.0476
	95 - 100	14315	0.418
	705 - 715	1071	0.0313
	940 - 945	1332	0.0389
	970 - 975	702	0.0205
	995 - 1000	1767	0.0516

CR10-8	60 - 65	1585	0.0463
	75 - 80	479	0.014
	185 - 210	2304	0.0673
	365 - 380	667	0.0195
	525 - 530	743	0.0217
	540 - 550	938	0.0274

CR10-10	120 - 125	886	0.0259

In August 2010, Coral announced that it would begin drilling 15 diamond drill (core) holes on the Gold Pan and Altenburg Hill Zones.  The 6700 feet of drilling represents the first phase of the core drilling program announced in the February work plan.  Coral is able to complete this portion of the drill program without the new plan of operations because these particular holes were permitted in 2007 but were never drilled as a result of the negative market shift in 2008.

When core drilling continues, the proposed 36 core holes outlined in the February work plan will allow comparison of assays from core holes with previous reverse circulation holes.  They will also provide material for column leach tests (to establish leachability of the zones) and also specific gravity tests to accurately determine potentially mineable tonnages.

In addition Coral will drill a further 10 RC holes in the zone between Porphyry and Altenburg Hill to determine continuity between the zones.

Beacon Hill is updating the geostatistical computer block model by incorporating results from the 2008 reverse circulation drilling.  The program of drilling and metallurgical test work planned for 2010 has been designed in consultation with Beacon Hill and is intended to increase confidence and develop greater continuity and potentially move part of the current inferred resource of 87 million tons grading 0.017 oz Au/ton (0.583 g/t) at a cut-off grade of 0.0106 opt for a total approximately 1.5 million ounces at Gold Pan, Porphyry and Altenburg Hill into the measured and indicated categories.

With minimal overburden (0 to 10 metres), the Gold Pan, Altenburg Hill and Porphyry deposits would be mineable by open pit operations with low strip ratios.  Leach tests were completed on the Porphyry Zone in the past and indicated favourable recoveries in the oxide material.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JULY 31, 2010 Page 4

The remaining deeper resources at Distal, 39A of 91,905,439 inferred tons (which together with the shallow resource of 87,018,749 tons total 178,924,188 tons) will not be evaluated by the 2010 program.  The deeper resource will remain in the inferred category.

Norma Sass

In September 2008, the Company entered into an exploration, development and mine operating agreement (the “Agreement”) with Barrick Gold Exploration Inc. (“Barrick”), wherein Barrick is granted the option to acquire up to a 75% interest in the Company’s and Levon Resources Ltd.’s (“Levon”) interests in the Norma Sass Property, Nevada, consisting of 36 unpatented mining claims.

Barrick may earn a 60% interest by incurring total exploration expenditures of at least US $3 million in annual installments by December 31, 2014.  Barrick may earn an additional 10% (for an aggregate interest of 70%) by incurring an additional US $1.5 million by December 31, 2015.  Barrick may earn an additional 5% (for an aggregate interest of 75%) by carrying the Company and Levon through to commercial production.

Alternatively, at the time of earning either its 60% or 70% interest, Barrick may be given the option to buy-out the Company’s and Levon’s joint interest by paying US $6 million and granting them a 2% net smelter returns royalty.

In October 2009, Barrick commenced drilling hole NS 09-01 targeting the Lower Plate carbonate sequence. This hole was drilled North West at 70 degree dip across a SW-NE striking fault which trends into Barrick’s Gold Acres pit one mile to the northeast and is thought to be related to mineralization at Gold Acres.

It started as a reverse circulation hole but encountered recovery problems at 1,680 foot depth.  Barrick brought in a core rig, wedged the RC hole and drilled HQ diameter core to a final depth of 2,586 ft.

The hole entered the lower plate Wenban limestone at 1,330 foot depth and was bottomed in the Roberts Mountain formation.  These are the principal host rock formations for the gold deposits at the Pipeline, Gold Acres and Cortez Hills mines.

In November 2009, Coral’s technical team visited with Barrick Cortez Gold Mines in Crescent Valley, Nevada.  The group examined the chips and core from hole NS 09-01 at Coral’s Norma Sass property.  The Company is waiting on further information from Barrick.

June Claims

During 2008, the Company announced the completion of a mineral lease with option to purchase agreement to explore, develop, and exploit six lode mining claims located in Lander County, State of Nevada (the “June Claims”). The June Claims are adjacent to the Company’s View Claims in the northwest section of its Robertson Property. The agreement is for an initial term of 4 years in consideration of the payment of an annual rent of US$25,000, renewable in successive four year terms, provided that the rent will increase by US$5,000 every four years.  The property is subject to a royalty charge of 3% of net smelter returns (“NSR”), subject to the Company’s exclusive right to purchase the NSR for US$1,000,000 per percentage point upon notice to the Lessors.  The Company also has the exclusive right to purchase the property, subject to the NSR, for US $1,000,000 upon notice to the Lessors.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JULY 31, 2010 Page 5

Results of Operations

Three months ended July 31, 2010 compared with the three months ended July 31, 2009

General and Administrative Expenses

General and administrative expenses totaled $155,579 for the three months ended July 31, 2010 compared with $126,643 for the three months ended July 31, 2009, an increase of $28,936. This difference is mainly attributable to increases of $23,750 in director’s fees, $14,711 in investor relations and shareholder information, $2,730 in salaries and benefits, and $2,500 in listing and filing fees. The difference in director’s fees was primarily attributable to a write-off of $17,000 in that item in the comparative quarter. The higher investor relations expense in the current quarter was resulting from promotion program and news distribution. Filing fees for stock option plan caused higher listing and filing fees in the current quarter. Offsetting these increases were decreases of $6,750 in management fees, $3,542 in office and miscellaneous, and $2,822 in travel. In the current quarter, the company reduced the management fees paid to a former officer.

Income / Loss for the Period

The loss was $170,071 for the three months ended July 31, 2010 compared with an income of $317,269 for the same period in the prior year, a significant increase of $487,340. This was mainly attributable to the variance in foreign exchange, which was a loss of $20,182 while it was a gain of $443,473 in the prior quarter. On the other hand, the interest income was $5,690 in the current quarter, $5,251 higher than the prior quarter due to a higher deposit in the bank.

Six months ended July 31, 2010 compared with the six months ended July 31, 2009

General and Administrative Expenses

General and administrative expenses totaled $281,105 for the six months ended July 31, 2010 compared with $940,187 for the six months ended July 31, 2009, a decrease of $659,082. This difference is primarily caused by a significant decrease of $699,212 in stock based compensation. The stock based compensation of $703,897 in the comparative period is due to an expense related to the extension of the expiry date of warrants. Refer to Note 8(c) of the Interim Consolidated Financial Statements. The current quarter also saw cost decreases of $14,250 in management fees, $2,388 in travel, $2,365 in consulting fees, and $2,192 in office and miscellaneous. During the current period, the Company reduced the management and consulting fees paid for two contracts. On the other hand, cost increases included $28,278 in investor relations and shareholder information, $25,250 in director’s fees, $4,319 in salaries and benefits, and $2,060 in listing and filing fees. The higher director’s fees were paid to three directors for their service on the board and various committees. The other differences in expenses are primarily due to the same reasons as noted above in the quarterly comparison.

Income / Loss for the Period

The loss was $228,164 for the six months ended July 31, 2010 compared with a loss of $368,610 for the same period in the prior year, a decrease of $140,446. This is resulting from the above-mentioned decline of $659,082 in general administrative expenses combined with a loss of $522,992 in foreign exchange in the current period. The current period also recorded increase in interest income, which was $4,356 higher than the comparative period.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JULY 31, 2010 Page 6

Summary of Quarterly Results

	2010	2010	2010	2009	2009	2009	2009	2008
Period ended	July 31 Q2	Apr 30 Q1	Jan 31 Q4	Oct 31 Q3	July 31 Q2	Apr 30 Q1	Jan 31 Q4	Oct 31 Q3

Revenue	—	—	—	—	—	—	—	—
Income / Loss for the period	(170,071)	(58,093)	2,228,795	(148,574)	317,269	(685,879)	(3,043,888)	(152,041)
Earnings / Loss per Share	(0.01)	0.00	0.08	0.01	0.01	(0.03)	(0.12)	(0.01)
Total Assets	21,181,747	21,424,029	17,791,566	17,474,509	17,354,361	17,537,088	17,633,626	17,667,317

Quarterly costs tend to fluctuate as a result of significant exploration activities being carried out each year.  Stock-based compensation and future income tax expense, both being non-cash items, are the primary variances in the quarterly results. Specifically, record of stock based compensation in associated with the extension of the expiry dates of warrants raised the losses in Q4 of 2009, Q1 and Q4 of 2010. As in the Q2 of 2010, there was a gain in the quarter attributable to a significant foreign exchange gain related to a future income tax calculation. The gain in the Q1 of 2010 was resulting from the significant reductions in future income tax liability as well as in foreign exchange.

Because the Company has not generated any income in recent years, total assets trend downward during the periods when there are no new funds raised. However, the majority of expenditures are capitalized exploration costs so total asset value does not decrease as dramatically as working capital will.  When there is a sharp increase in total assets, it is often because cash was raised through the issuance of shares, as the case in Q1 of 2011.

Liquidity and Capital Resources

During the six months ended July 31, 2010 the Company incurred expenditures that increased its mineral property carrying value on the Robertson Property by $331,142. At this time the Company has no operating income but is earning interest income on its entire cash holdings.

At July 31, 2010, the Company had working capital of $3,516,935 and cash and cash equivalents of $3,525,352. During the six months ended July 31, 2010, the Company completed two tranches of non-brokered private placement for net cash proceeds of $3,557,247. Refer to Note 8(b) of the Interim Consolidated Financial Statements.

The Company has sufficient cash on hand at this time to finance limited exploration work on its mineral properties and maintain administrative operations. The Company is in the exploration stage. The investment in and expenditures on the mineral property comprise substantially all of the Company’s assets. The recoverability of amounts shown for its mineral property interest and related deferred costs are dependent upon the continued support of its directors, the discovery of economically recoverable reserves and the ability of the Company to obtain the financing necessary to complete development and achieve profitable operations in the future. The outcome of these matters cannot be predicted at this time.

Mineral exploration and development is capital intensive, and in order to maintain its interest the Company will be required to raise new equity capital in the future. There is no assurance that the Company will be successful in raising additional new equity capital.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JULY 31, 2010 Page 7

Off-balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Transactions with Related Parties

Related party transactions for the six months ended July 31, 2010 are as follows:

(a)	$15,000 (2009 - $15,000) was paid for management fees to a private company controlled by a director and officer of the Company;

(b)	$37,500 (2009 - $37,500) was paid for management fees to a private company controlled by a director and officer of the Company;

(c)	$6,000 (2009 - $14,250) was paid for consulting fees to a private company controlled by an officer of a related Company;

(d)	$6,000 (2009 - $14,250) was paid for consulting fees to a private company controlled by an officer of a related Company;

(e)
$77,660 (2009 - $72,463) was charged for office and miscellaneous, salaries and benefits, and administrative services paid on behalf of the Company by Oniva International Services Corp. (“Oniva”), a private company owned by the Company and five other reporting issuers having common directors;

(f)	$19,456 (2009 - $9,912) was paid for geological consulting services to a private company controlled by a director and officer of the Company; and

(g)	$11,250 (2009 - $3,000) was charged for directors’ fees to the Directors’ of the Company; and

(h)	$Nil (2009 - $17,000) in advances payable to related parties relating to directors’ fees outstanding since 2003 was reversed.

These charges were measured at the exchange amount, which is the amount agreed upon by the transacting parties.

The Company entered into a cost-sharing agreement during 2005 to reimburse Oniva International Services Corp. for a variable percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on the total overhead and corporate expenses referred to above. The agreement may be terminated with one month’s notice by either party.

Advances receivable from related party comprises US$56,277 (January 31, 2010 - US$56,277) less an allowance for non collection of US$39,113 (January 31, 2010 - US$39,113).  The advances receivable from related party is from a public company related by common directors.  Amounts due are without stated terms of interest or repayment.

Advances payable to related parties include $14,019 (January 31, 2010 - $14,949) due to Oniva, $11,250 (January 31, 2010 - $6,000) due to directors of the Company, $6,000 (January 31, 2010 - $Nil) due to a public company related by common directors, and $4,261 (January 31, 2010 - $2,073) due to private companies controlled by directors and officers of the Company. Amounts due are without stated terms of interest or repayment.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JULY 31, 2010 Page 8

Disclosure of Management Compensation

During the six months ended July 31, 2010, $37,500 was paid to the Chairman for services as director and officer of the Company, $15,000 was paid to the President and Chief Executive Officer for services as director and officer of the Company, $6,000 was paid to a former President of the Company, $10,450 was paid to the Chief Financial Officer for services as an officer of the Company, $9,450 was paid to the Secretary for services as an officer of the Company and $19,460 was paid to the V.P. Explorations for services as a geological consultant.

Recent Canadian Accounting Pronouncements

Recent Canadian accounting pronouncements that have been issued but are not yet effective, and which may affect the Company’s financial reporting are summarized below. For details of the specific accounting changes, refer to Note 2 (b) of the Company’s Consolidated Financial Statements:

i)	Section 1582 Business Combinations
ii)	Section 1601 Consolidated Financial Statements
iii)	Section 1602 Non-controlling Interests

International Financial Reporting Standards (“IFRS”)

The Accounting Standards Board confirmed in February 2008 that International Financial Reporting Standards (“IFRS”) will replace Canadian GAAP for publicly accountable enterprises for the financial periods beginning on or after January 1, 2011, including comparative figures for the prior year.

The Company will transition to IFRS effective February 1, 2011 and will be required to prepare a revised opening balance sheet as at February 1, 2010, and provide information that conforms to IFRS for comparative periods presented. Unaudited interim financial information prepared in accordance with IFRS will be provided starting in the first quarter of 2011 and will include comparative figures.

The Company is developing an IFRS changeover plan which will address the key areas such as accounting policies, financial reporting, information systems, education and training, and other business activities. The Company’s Financial Accountants are currently completing a detailed diagnostic of the Company’s accounts. Management’s assessment to date indicates that IFRS will affect the Company’s disclosures but does not expect there to be any major financial impacts on accounting policy or procedural changes. It is recognized that IFRS requirements, in particular related to the mining industry, are evolving in advance of the transition date and such changes may alter this preliminary assessment.

The following list identifies some of the changes in accounting policies due to the adoption of IFRS:

Standards	Differences from GAAP	Potential impact
Presentation and disclosure	IFRS requires significantly more disclosure than Canadian GAAP for certain standards. Also, the classification and presentation may be different for some balance sheet items.
The additional disclosure requirements will cause the Company to revise financial reporting processes to ensure the necessary data is collected. The Company is analyzing the impact of IFRS presentation and disclosure requirements.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JULY 31, 2010 Page 9

First time adoption of IFRS (IFRS 1)
IFRS provides entities adopting IFRS for the first time with a number of optional exceptions and mandatory exemptions in certain areas to the general requirement for full retrospective application of IFRS. The Company continues to analyze the optional exemptions available under IFRS 1.

The adoption of certain exemptions will impact the February 1, 2010 opening balance sheet adjustments. Management will continue to assess the appropriateness of the accounting policies applied under IFRS both at the time of transition and following transition.

Property, Plant, and Equipment (IAS 16)	IFRS requires all significant components of property, plant, and equipment (“PPE”) to be amortized according to their individual useful lives. IAS 16 permits the revaluation of PPE to fair value.	The Company is in the process of analyzing the various components of plant buildings and equipment.
Asset Retirement Obligation (IAS 37)
Differences include the basis of estimation for undiscounted cash flows, the discount rate used, the frequency of the liability remeasurement, and recognition of a liability when a constructive obligation exists.

IFRS 1 provides an exemption that allows a Company to recognize reclamation costs, estimate costs of the related mining properties, using risk free rates, and recalculating depreciation and depletion of the assets fair value as at February 1, 2010.

Mineral Properties	Mineral properties are covered under property, plant, and equipment above.	No significant impact is expected. Mineral properties have been capitalized at cost and reviewed for impairment. No impairments have been recorded.
Deferred Exploration Costs (IFRS 6)
Canadian GAAP is more comprehensive than IFRS, which only provides guidance up to the point that technical feasibility and commercial viability of extracting are demonstrated. Canadian GAAP allows for the capitalization of certain exploration and development costs. IFRS allows accounting in line with Canadian GAAP for the exploration and evaluation phase however expenditures beyond the exploration and evaluation phase must be considered in line with the capitalization criteria for PPE and/or intangible assets.
The Company is considering the impact of IFRS 6 on the classification and presentation of the financial statements.
Share Based Payments (IFRS 2)
Canadian GAAP permits the “pool” method or the “graded vesting” method to account for share-based payments. The “pool” method records the share-based payment evenly over the vesting period whereas the “graded vesting” method records each grant separately over individual vesting periods. IFRS only permits the “graded vesting” method.

The Company will adopt IFRS 2 on the transition date however the impact on the financial statements is not expected to be material as most share based compensation will vest before February 1, 2011. Additional share based compensation may be issued before the transition date and will be accounted for in accordance with IFRS 2. The Company will continue to evaluate the effect on the revised opening balance sheet.

Outstanding Share Data

The Company had the following issued and outstanding share capital as at July 31, 2010 and September 24, 2010:

Common shares:  32,513,391 as of July 31, 2010 and September 24, 2010

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JULY 31, 2010 Page 10

Stock options:

Expiry Date	Exercise Price Per Share	Number of Shares Remaining Subject to Options x`(July 31/10)	Number of Shares Remaining Subject to Options (September 24/10)
December 12, 2010	$1.17	622,500	622,500
April 1, 2011	$0.75	33,000	33,000
September 5, 2011	$1.29	615,000	615,000
January 13, 2012	$0.76	35,000	35,000
September 26, 2012	$1.00	550,000	550,000
February 14, 2013	$1.00	100,000	100,000
May 1, 2013	$1.00	15,000	15,000
January 13, 2015	$0.76	585,000	585,000
August 13, 2012	$0.35	-	25,000
TOTAL:		2,555,500	2,580,500

Warrants:

Expiry Date	Exercise Price Per Share	Number of Underlying Shares (July 31/10)	Number of Underlying Shares (September 24/10)
April 1, 2012	$0.75	5,245,120	5,245,120
April 23, 2012	$0.75	1,755,000	1,755,000
April 1, 2011	$0.75	415,427	415,427
April 23, 2011	$0.75	19,000	19,000
TOTAL:		7,434,547	7,434,547

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JULY 31, 2010 Page 11

Disclosure Controls and Procedures

The Chief Executive Officer and the Chief Financial Officer of the Company are responsible for evaluating the effectiveness of the Company’s disclosure controls and procedures and have concluded, based on our evaluation, that they are effective as at July 31, 2010 to ensure that information required to be disclosed in reports filed or submitted under Canadian securities legislation is recorded, processed, summarized and reported within the time period specified in those rules and regulations.

Internal Controls over Financial Reporting

The Chief Executive Officer and the Chief Financial Officer of the Company are responsible for designing internal controls over financial reporting, or causing them to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP. The Company assessed the design of the internal controls over financial reporting as at July 31, 2010 and concluded that there are material weaknesses in internal controls over financial reporting, which are as follows:

a)	Due to the limited number of staff resources, the Company believes there are instances where a lack of segregation of duties exist to provide effective controls; and

b)	Due to the limited number of staff resources, the Company may not have the necessary in-house knowledge to address complex accounting and tax issues that may arise.

The weaknesses and their related risks are not uncommon in a company the size of the Company because of limitations in size and number of staff.  The Company believes it has taken steps to mitigate these risks by increasing additional accounting personnel, consulting outside advisors and involving the Audit Committee and Board of Directors in reviews and consultations where necessary.  However, these weaknesses in internal controls over financial reporting could result in a more than remote likelihood that a material misstatement would not be prevented or detected. The Company believes that it must take additional steps to further mitigate these risks by consulting outside advisors on a more regular and timely basis.

There have been no changes in the Company’s internal controls over financial reporting that occurred during the period ended July 31, 2010 that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Subsequent Events

On September 17, 2010 the Company granted incentive options for the purchase of up to 690,000 common shares at a price of $0.45 per share exercisable on or before September 17, 2015 to Directors, Officers, Employees and Consultants.

Cautionary Statement

This MD&A is based on a review of the Company’s operations, financial position and plans for the future based on facts and circumstances as of September 24, 2010. Except for historical information or statements of fact relating to the Company, this document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. These statements involve known and unknown risks, uncertainties, and other factor that may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievement expressed or implied by these forward-looking statements.